EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Three
						Months	Months
	Year Ended December 31,					Ended	Ended
	2003	2004	2005	2006	2007	3/31/2008	3/31/2008
EARNINGS
Income Before Income Taxes	$130,696	$204,837	$228,082	$197,273	$204,394	$240,607	$81,080
Fixed Charges (as below)	156,507	139,421	133,293	142,388	161,849	161,270	39,453
Total Earnings	$287,203	$344,258	$361,375	$339,661	$366,243	$401,877	$120,533

FIXED CHARGES
Interest Expense	$83,054	$69,071	$65,041	$72,723	$80,034	$79,415	$19,202
Credit for Allowance for Borrowed Funds Used During Construction	3,153	1,750	4,352	7,465	5,315	5,355	1,126
Estimated Interest Element in Lease Rentals	70,300	68,600	63,900	62,200	76,500	76,500	19,125
Total Fixed Charges	$156,507	$139,421	$133,293	$142,388	$161,849	$161,270	$39,453

Ratio of Earnings to Fixed Charges	1.83	2.46	2.71	2.38	2.26	2.49	3.05